EXHIBIT 99.1

REPORT OF FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015

ATHENS, GREECE, November 17, 2015 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the third quarter and nine months ended September 30, 2015.
Financial Highlights
	Three months ended		Nine months ended
(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Total Revenues	$68,814	$36,812	$170,132	$81,737
EBITDA (1)	$(9,367)	$13,433	$(54,328)	$25,526
Adjusted EBITDA (1)	$6,128	$9,668	$6,752	$27,061
Net income/(loss)	$(41,973)	$221	$(147,170)	$(3,649)
Adjusted Net income / (loss)	$(24,525)	$(2,164)	$(77,066)	$2,416
Earnings / (loss) per share basic and diluted	$(0.19)	$0.003	$(0.78)	$(0.08)
Adjusted earnings / (loss) per share basic and diluted	$(0.11)	$(0.03)	$(0.41)	$0.05
Average Number of Vessels	71.2	31.5	68.7	21.5
Time Charter Equivalent Rate ("TCE")	$8,702	$11,159	$8,130	$12,813
Average daily OPEX per vessel	$4,484	$5,192	$4,602	$5,302
Average daily OPEX per vessel (excl. pre-delivery expenses)	$4,237	$4,816	$4,325	$5,046
Average daily Net Cash G&A expenses per vessel(2)	$1,097	$1,596	$1,112	$1,485

(1)	See the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").
(2)	Average daily Net Cash G&A expenses per vessel is calculated by deducting Management fee Income from, and adding the Management fee expense to, General and Administrative expenses (net of stock based compensation expense) and then dividing the result by ownership days.

Existing On the Water Fleet Profile

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	15-Jul-15
2	Gargantua	Newcastlemax	209,529	2015	2-Apr-15
3	Maharaj	Newcastlemax	209,472	2015	15-Jul-15
4	Deep Blue	Capesize	182,608	2015	27-May-15
5	Leviathan	Capesize	182,511	2014	19-Sep-14
6	Peloreus	Capesize	182,496	2014	22-Jul-14
7	Indomitable	Capesize	182,476	2015	8-Jan-15
8	Obelix	Capesize	181,433	2011	11-Jul-14
9	Star Martha	Capesize	180,274	2010	31-Oct-14
10	Star Pauline	Capesize	180,274	2008	29-Dec-14
11	Pantagruel	Capesize	180,181	2004	11-Jul-14
12	Star Borealis	Capesize	179,678	2011	9-Sep-11
13	Star Polaris	Capesize	179,600	2011	14-Nov-11
14	Star Angie	Capesize	177,931	2007	29-Oct-14
15	Big Fish	Capesize	177,643	2004	11-Jul-14
16	Kymopolia	Capesize	176,990	2006	11-Jul-14
17	Big Bang	Capesize	174,109	2007	11-Jul-14
18	Star Aurora	Capesize	171,199	2000	8-Sep-10
19	Star Despoina	Capesize	170,162	1999	29-Dec-14
20	Star Eleonora	Capesize	164,218	2001	3-Dec-14
21	Star Monisha	Capesize	164,218	2001	2-Feb-15
22	Amami	Post Panamax	98,681	2011	11-Jul-14
23	Madredeus	Post Panamax	98,681	2011	11-Jul-14
24	Star Sirius	Post Panamax	98,681	2011	7-Mar-14
25	Star Vega	Post Panamax	98,681	2011	13-Feb-14
26	Star Angelina	Kamsarmax	82,981	2006	5-Dec-14
27	Star Gwyneth	Kamsarmax	82,790	2006	5-Dec-14
28	Star Kamila	Kamsarmax	82,769	2005	3-Sep-14
29	Pendulum	Kamsarmax	82,619	2006	11-Jul-14
30	Star Maria	Kamsarmax	82,598	2007	5-Nov-14
31	Star Markella	Kamsarmax	82,594	2007	29-Sep-14
32	Star Danai	Kamsarmax	82,574	2006	21-Oct-14
33	Star Georgia	Kamsarmax	82,298	2006	14-Oct-14
34	Star Sophia	Kamsarmax	82,269	2007	31-Oct-14
35	Star Mariella	Kamsarmax	82,266	2006	19-Sep-14
36	Star Moira	Kamsarmax	82,257	2006	19-Nov-14
37	Star Nina	Kamsarmax	82,224	2006	5-Jan-15
38	Star Renee	Kamsarmax	82,221	2006	19-Dec-14
39	Star Nasia	Kamsarmax	82,220	2006	29-Aug-14
40	Star Laura	Kamsarmax	82,209	2006	9-Dec-14
41	Star Jennifer	Kamsarmax	82,209	2006	15-Apr-15
42	Star Helena	Kamsarmax	82,187	2006	29-Dec-14
43	Mercurial Virgo	Kamsarmax	81,545	2013	11-Jul-14

44	Magnum Opus	Kamsarmax	81,022	2014	11-Jul-14
45	Tsu Ebisu	Kamsarmax	81,001	2014	11-Jul-14
46	Star Iris	Panamax	76,466	2004	8-Sep-14
47	Star Aline	Panamax	76,429	2004	4-Sep-14
48	Star Emily	Panamax	76,417	2004	16-Sep-14
49	Star Vanessa	Panamax	72,493	1999	7-Nov-14
50	Idee Fixe (*)	Ultramax	63,458	2015	25-Mar-15
51	Roberta (*)	Ultramax	63,426	2015	31-Mar-15
52	Laura (*)	Ultramax	63,399	2015	7-Apr-15
53	Kaley (*)	Ultramax	63,283	2015	26-Jun-15
54	Star Challenger	Ultramax	61,462	2012	12-Dec-13
55	Star Fighter	Ultramax	61,455	2013	30-Dec-13
56	Honey Badger	Ultramax	61,320	2015	27-Feb-15
57	Wolverine	Ultramax	61,292	2015	27-Feb-15
58	Star Antares	Ultramax	61,258	2015	9-Oct-15
59	Star Acquarius	Ultramax	60,916	2015	22-Jul-15
60	Star Pisces	Ultramax	60,916	2015	7-Aug-15
61	Strange Attractor	Supramax	55,742	2006	11-Jul-14
62	Star Omicron	Supramax	53,489	2005	17-Apr-08
63	Star Gamma	Supramax	53,098	2002	4-Jan-08
64	Star Zeta	Supramax	52,994	2003	2-Jan-08
65	Star Delta	Supramax	52,434	2000	2-Jan-08
66	Star Theta	Supramax	52,425	2003	6-Dec-07
67	Star Epsilon	Supramax	52,402	2001	3-Dec-07
68	Star Cosmo	Supramax	52,246	2005	1-Jul-08
69	Star Kappa	Supramax	52,055	2001	14-Dec-07
70	Star Michele	Handymax	45,588	1998	14-Oct-14
		Total dwt:	7,362,579

(*) Subject to a bareboat charter that is accounted for as a capital lease.
Chartered In Vessel
Vessel Name	Type	Capacity (dwt.)	Year Built	Redelivery Date
Astakos	Supramax	58,722	2012	September 2017
	Total dwt:	58,722

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	March 2016
2	HN 1359 (tbn Star Marisa) (*)	Newcastlemax	208,000	SWS, China	January 2016
3	HN 1372 (tbn Star Libra) (*)	Newcastlemax	208,000	SWS, China	March 2016
4	HN 1360 (tbn Star Ariadne) (*)	Newcastlemax	208,000	SWS, China	July 2016
5	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	May 2016
6	HN 1371 (tbn Star Virgo) (*)	Newcastlemax	208,000	SWS, China	July 2016
7	HN 1361 (tbn Star Magnanimus) (*)	Newcastlemax	208,000	SWS, China	August 2016
8	HN 1343 (tbn Star Leo) (**)	Newcastlemax	208,000	SWS, China	June 2016
9	HN 5055 (tbn Behemoth)	Capesize	182,000	JMU, Japan	January 2016
10	HN 5056 (tbn Megalodon)	Capesize	182,000	JMU, Japan	January 2016
11	HN 1312 (tbn Bruno Marks)	Capesize	180,000	SWS, China	January 2016
12	HN 1313 (tbn Jenmark)	Capesize	180,000	SWS, China	January 2016
13	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	January 2016
14	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	May 2016
15	HN 1080 (tbn Kennadi)	Ultramax	64,000	New Yangzijiang, China	January 2016
16	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	February 2016
17	HN 1082 (tbn Night Owl)	Ultramax	64,000	New Yangzijiang, China	March 2016
18	HN 1083 (tbn Early Bird)	Ultramax	64,000	New Yangzijiang, China	April 2016
19	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	January 2016
		Total dwt:	3,066,000

(*) Subject to a bareboat charter that will be accounted for as a capital lease.
(**)To be financed under a capital lease.
Third Party Vessel Under Management
Vessel Name	Type	DWT	Year Built
Serenity I	Supramax	53,688	2006
	Total dwt:	53,688

Recent Developments (*)
—	On October 15, 2015, the vessel Star Nicole was delivered to its new owners pursuant to a sale agreement signed on September 16, 2015. Proceeds from the sale of Star Nicole were $3.8 million.
—	On October 9, 2015, we took delivery of the Ultramax vessel Star Antares (ex-HN NE 196). The delivery installment of $19.8 million was partially financed by $16.7 million drawn down on September 29, 2015, under the Sinosure Facility.
—	In October 2015, we reassigned a lease for a newbuilding vessel back to the vessel's owner for a one-time payment to us of $5.8 million.
—	In October 2015, we agreed in principle with certain shipyards to defer the delivery of four of our newbuilding vessels to 2016. The vessels were originally due for delivery to us in the fourth quarter of 2015. The deferrals are subject to execution of definitive documentation.

Third Quarter 2015 and 2014 Results (*)
(*)          Amounts relating to variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records.
Capitalized terms used but not defined herein shall have the meaning ascribed to them in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 8, 2015.
For the third quarter of 2015, total voyage revenues were $68.7 million compared to $36.5 million for the third quarter of 2014. This increase was mainly due to the increase in our average number of vessels to 71.2 in the third quarter of 2015, from 31.5 vessels in the third quarter of 2014. The increase in voyage revenues from the additional vessels was partially offset by significantly lower charterhire rates prevailing in the dry bulk market during the third quarter of 2015, compared to the third quarter of 2014.
Management fee income during the third quarter of 2015 was $0.1 million compared to $0.3 million for the third quarter of 2014. This decrease was mainly due to the decrease in the average number of third-party vessels under management to 1.0 vessel in the third quarter of 2015, from 4.9 vessels in the third quarter of 2014. As a result of the acquisition of Oceanbulk, 11 Oceanbulk vessels that had been under our management became part of our fleet as of July 11, 2014, and we, therefore, stopped receiving fees for the management of these vessels.
For the third quarter of 2015, operating loss was $30.7 million, compared to operating income of $1.3 million for the third quarter of 2014, due primarily to the combination of:
—	an increase in the average number of vessels of our fleet;
—	lower charterhire rates for dry bulk carrier vessels;
—	respective non-cash vessel impairment loss and loss on sale of vessels of $5.4 million and $7.1 million recognized during the third quarter of 2015 that are described in more detail below;
—	a non-cash gain from bargain purchase of $12.3 million recognized in the third quarter of 2014 as a result of the acquisition of Oceanbulk; and
—	other operational gain of $9.4 million recognized in the third quarter of 2014, consisting of:
(i)	gain of $8.0 million from the sale to a third party of our claim against the previous charterer of the Star Borealis for charter party repudiation due to early redelivery of the vessel, which was collected in full in October 2014; and
(ii)	$1.4 million from the extinguishment of the liability to the previous charterer of Star Borealis, related to the amount of fuel and lubricants remaining on the board at the time of the charter repudiation.
Net loss for the third quarter of 2015 was $42.0 million, or $0.19 loss per basic and diluted share, calculated based on 219,120,612 weighted average number of basic and diluted shares. Net income for the third quarter of 2014 was $0.2 million, or $0.003 earnings per basic and diluted share, based on 77,233,053 and 77,437,791 weighted average number of basic and diluted shares, respectively.
Net loss for the third quarter of 2015 mainly included the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $2.0 million, or $0.01 per basic and diluted share, associated with time charters attached to five vessels (Amami, Madredeus, Star Martha, Star Pauline and Star Despoina). These above market time charters are amortized over the duration of each charter as a decrease to voyage revenues;
—	Expenses of $0.6 million, or $0.003 per basic and diluted share, relating to stock-based compensation recognized in connection with shares issued to our directors and employees;
—	Loss on sale of vessels of $7.1 million, or $0.03 per basic and diluted share, relating to the sale of the vessels Star Natalie, Star Claudia and Maiden Voyage, as further discussed below;
—	Impairment loss of $5.4 million or $0.02 per basic and diluted share, in connection with (i) the agreement to sell Star Nicole, which was delivered to its new owners in October 2015 and (ii) the agreement to reassign a lease for one newbuilding vessel back to the vessel’s owner for a one-time payment to the Company of $5.8 million. The impairment loss includes a $2.5 million write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014 in connection with the newbuilding vessel;
—	Unrealized loss on derivative instruments not designated as accounting hedges of $2.4 million, or $0.01 per basic and diluted share, and

—	Equity in income of investee of $0.1 million, or $0.0004 per basic and diluted share.

Excluding these non-cash items, net loss for the third quarter of 2015 would have been $24.5 million, or $0.11 loss per basic and diluted share, based on 219,120,612 weighted average number of basic and diluted shares.
Net income for the third quarter of 2014 mainly included the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $1.4 million, or $0.02 per basic and diluted share, associated with time charters attached to four vessels (Star Big, Star Mega, Amami and Madredeus). These above market time charters are amortized over the respective charter durations as a decrease to voyage revenues;
—	Expenses of $2.9 million, or $0.04 per basic and diluted share, relating to stock-based compensation expense recognized in connection with the shares issued to our directors and employees;
—	A gain of $1.4 million, or $0.02 per basic and diluted share, in connection with the extinguishment of liability to the previous charterer of the Star Borealis, relating to the amount of fuel and lubricants remaining on board the vessel at the time of the charter’s repudiation;
—	A gain from bargain purchase of $12.3 million, or $0.16 per basic and diluted share, resulting from the acquisition of Oceanbulk and the Pappas Companies.

In addition, net income for the third quarter of 2014 included non-recurring transaction costs of $7.0 million, or $0.09 per basic and diluted share, including legal and accounting costs, in connection with the acquisition of Oceanbulk, the Pappas Companies and the Heron Vessels.
Excluding these non-cash items and non-recurring transaction costs, net loss for the third quarter of 2014 would have been $2.2 million, or $0.03 loss per basic and diluted share, based on 77,233,053 and 77,437,791 weighted average number of basic and diluted shares, respectively.
Adjusted EBITDA for the third quarters of 2015 and 2014 was $6.1 million and $9.7 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.
During the third quarters of 2015 and 2014, we owned and operated an average of 71.2 and 31.5 vessels, respectively, which earned an average Time Charter Equivalent, or "TCE" of $8,702 and $11,159 per day, respectively. We refer you to footnote 8 under the heading "Summary of Selected Data" set forth below for information regarding our calculation of TCE rates.
For the third quarter of 2015, voyage expenses were $21.7 million, compared to $12.9 million for the third quarter of 2014. The increase in voyage expenses was due to the increase in the average number of vessels in the third quarter of 2015, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters.
For the third quarters of 2015 and 2014, vessel operating expenses totalled $29.4 million and $15.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels in the third quarter of 2015 compared to the third quarter of 2014. Our average daily operating expenses per vessel for the third quarter of 2015 were $4,484, compared to $5,192 during the third quarter of 2014, representing a 13.6% reduction as a result of synergies and economies of scale from operating a larger fleet. In addition, vessel operating expenses for the third quarters of 2015 and 2014 respectively included $1.6 million and $1.1 million of pre-delivery expenses, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery. Excluding these amounts, our average daily operating expenses per vessel for the third quarter of 2015 and 2014 were $4,237 and $4,816, respectively, representing a reduction of 12%.
Dry docking expenses for the third quarters of 2015 and 2014 were $6.2 million and $3.6 million, respectively. During the third quarter of 2015, eight of our vessels underwent periodic dry docking surveys compared to two vessels in the third quarter of 2014.
Depreciation expense increased to $21.7 million for the third quarter of 2015, compared to $10.7 million for the third quarter of 2014. The increase was due to the higher average number of vessels in the third quarter of 2015 compared to the third quarter of 2014, partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015, following our management's reassessment based on the historical average demolition market prices.
Management fees for the third quarter of 2015 and 2014 were $2.4 million and $0.1 million, respectively. As of January 1, 2015, we engaged Ship Procurement Services S.A. ("SPS"), an unaffiliated third party, to provide our fleet with certain procurement and remote vessel performance monitoring services at a daily fee of $295 per vessel. SPS will provide procurement and remote vessel performance monitoring services to a fleet of over 120 vessels. We expect to benefit from lower operating expenses and dry docking costs through the economies of scale that SPS will enjoy in managing such a large fleet. In addition, three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina), which were acquired with attached time charter agreements, were managed by Maryville Maritime Inc. ("Maryville") until the expiration of their existing time charter agreements (two of which expired in August 2015 and one of which expired in November 2015) at a monthly fee of $17,500 per vessel.
During the third quarter of 2015, we had $5.5 million of general and administrative expenses, compared to $14.8 million during the third quarter of 2014. This decrease was mainly due to non-recurring transaction costs of $7.0 million, which were incurred during the third quarter of 2014 in connection with the acquisition of Oceanbulk, and a stock-based compensation expense of $1.8 million, also incurred in the third quarter of 2014, relating to a severance payment to our former Chief Executive Officer. Our average daily net cash general and administrative expenses per vessel for the third quarter of 2015 were $1,097, compared to $1,596 during the third quarter of 2014, representing a 31.3% reduction as a result of synergies and economies of scale from operating a larger fleet. This reduction was achieved despite an increase in wage expenses resulting from a 14% increase in our average number of employees during the third quarter of 2015 as compared to the same period in 2014.
During the third quarter of 2015, we recorded an impairment loss of an aggregate of $5.4 million in connection with the agreement to sell Star Nicole, which was delivered to its new owners in October 2015, and the agreement to reassign a lease for one newbuilding vessel back to the vessel's owner for a one-time payment to the Company of $5.8 million. Of this $5.4 million impairment loss, $2.5 million related to the write-off of the fair value adjustment recognized upon the merger with Oceanbulk in July 2014 in connection with the newbuilding vessel.
During the third quarter of 2015, we recognized an aggregate loss on a sale of vessels of $7.1 million in connection with the sale of the vessels Star Natalie, Star Claudia and Maiden Voyage. Total proceeds from these sales were $27.9 million.
Interest and finance costs for the third quarters of 2015 and 2014 were $7.7 million and $1.5 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $1,000.1 million for the third quarter of 2015, including $50.0 million under the 8.00% Senior Notes and under our capital lease obligations, compared to $481.5 million for the third quarter of 2014. In addition, for the third quarter of 2015, interest and finance costs included $0.4 million of realized loss on hedging interest rate swaps compared to $0.01 million in the third quarter of 2014. Interest and finance costs incurred in the third quarters of 2015 and 2014 were set-off with interest capitalized from general debt of $3.0 million and $3.1 million, respectively, in connection with the payments made for our newbuilding vessels.
Loss on derivative financial instruments for the third quarter of 2015 was $3.6 million, compared to a gain of $0.02 million in the third quarter of 2014. Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting and therefore these were de-designated as accounting cash flow hedges as of April 1, 2015. Accordingly, realized and unrealized gains/losses from these swaps from April 1, 2015 onwards have been recorded in our statement of operations under Loss on derivative financial instruments, as opposed to interest and finance cost and equity, respectively, during the period that these swaps qualified for hedge accounting. The realized and unrealized losses from these swaps for the third quarter of 2015 were $3.6 million. Loss on derivative financial instruments during the third quarter of 2014 represents the non-cash loss from the mark to market valuation of our interest rate swaps outstanding during that period, which had not been designated as cash flow hedges.

Nine months ended September 30, 2015 and 2014 Results (*)
(*)	Amounts relating to variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records
For the nine months ended September 30, 2015, total voyage revenues were $169.9 million, compared to $79.5 million for the same period in 2014. This increase was mainly due to the increase of the average number of our vessels to 68.7 in the nine months ended September 30, 2015, from 21.5 vessels in the same period in 2014. The increase in voyage revenues from the additional vessels was partially offset by significantly lower charterhire rates prevailing in the dry bulk market during the nine months ended September 30, 2015, compared to the same period in 2014.
Management fee income during the nine months ended September 30, 2015 was $0.2 million compared to $2.2 million for the same period in 2014. This decrease was mainly due to the decrease in the average number of third-party vessels under management to 1.0 vessel in the nine months ended September 30, 2015, from 10.7 vessels in the same period in 2014. As a result of the acquisition of Oceanbulk, 11 Oceanbulk vessels that had been under our management became part of our fleet as of July 11, 2014. We, therefore, stopped receiving fees for the management of these vessels.
For the nine months ended September 30, 2015, operating loss was $121.4 million, compared to operating income of $1.3 million for the same period in 2014, primarily due to the combination of:
—	an increase in the average number of vessels in our fleet;
—	lower charterhire rates for dry bulk carrier vessels in the nine months ended September 30, 2015;
—	a non-cash vessel impairment loss and a loss from sale of vessels of $34.3 million and $20.5 million, respectively, recognized during the nine months ended September 30, 2015, which are described in more detail below;
—	a non-cash gain from bargain purchase of $12.3 million recognized in 2014 as a result of the acquisition of Oceanbulk; and
—	other operational gain of $9.4 million in the third quarter 2014, consisting of:
(i)	gain of $8.0 million from the sale to a third party of our claim against the previous charterer of the Star Borealis for charter party repudiation due to early redelivery of the vessel, which was collected in full in October 2014; and
(ii)	$1.4 million from the extinguishment of the liability to the previous charterer of Star Borealis, related to the amount of fuel and lubricants remaining on the board at the time of the charter repudiation.

Net loss for the nine months ended September 30, 2015 was $147.2 million, or $0.78 loss per basic and diluted share, calculated based on 187,704,877 weighted average number of basic and diluted shares. Net loss for the same period in 2014 was $3.6 million, or $0.08 loss per basic and diluted share, based on 45,236,873 weighted average number of basic and diluted shares.
Net loss for the nine months ended September 30, 2015 included the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $9.0 million, or $0.05 per basic and diluted share, associated with time charters attached to seven vessels (Star Big, Star Mega, Amami, Madredeus, Star Martha, Star Pauline and Star Despoina). These above market time charters are amortized over the duration of each charter as a decrease to voyage revenues;
—	Expenses of $2.0 million, or $0.01 per basic and diluted share, relating to stock-based compensation expenses recognized in connection with the shares issued to our directors and employees;
—	Impairment loss of $34.3 million, or $0.18 per basic and diluted share, relating to:
(i)	the sale of Star Monika (which was delivered to its new owners in April 2015);
(ii)	an agreement to sell one of our newbuilding vessels upon its delivery in 2016;
(iii)	an agreement to sell the vessel Maiden Voyage (which was delivered to its new owners in September 2015);
(iv)	the agreement to sell the vessel Star Nicole, which was delivered to its new owners in October 2015; and

(v)	two agreements to reassign the corresponding leases for two newbuilding vessels back to the vessels’ owners for a one-time payment to the Company of $5.8 million each.
The impairment loss includes $20.7 million, which is attributed to the write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014, in connection with the above vessels.
—	Write-off of above market acquired time charter of $2.1 million, or $0.01 per basic and diluted share, relating to the early redelivery of the vessel Star Big, which took place in connection with the vessel’s sale and delivery to its new owners on June 4, 2015;
—	Loss on sale of vessel of $20.5 million, or $0.11 per basic and diluted share, relating to the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega, Star Christianna, Star Natalie, Star Claudia and Maiden Voyage;
—	Unrealized loss of derivative instruments not designated as accounting hedges of $2.5 million, or $0.01 per basic and diluted share; and
—	Equity in income of investee of $0.3 million, or $0.002 per basic and diluted share.

Excluding these non-cash items, net loss for the nine-month period ended September 30, 2015 would have been $77.1 million, or $0.41 loss per basic and diluted share, based on 187,704,877 weighted average number of basic and diluted shares.

Net loss for the nine-month period ended September 30, 2014 included mainly the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $4.5 million, or $0.10 per basic and diluted share, associated with time charters attached to four vessels (Star Big, Star Mega, Amami and Madredeus). These above market time charters are amortized over the duration of the respective charters as a decrease to voyage revenues;
—	Expenses of $4.8 million, or $0.11 per basic and diluted share, relating to stock-based compensation expenses recognized in connection with the shares issued to directors and employees;
—	Unrealized loss of $0.9 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of our derivatives, which had not been designated as cash flow hedges;
•	A loss on bad debts of $0.2 million, or $0.01 per basic and diluted share, associated with the write-off of disputed charterer balances;
—	A gain of $1.4 million, or $0.03 per basic and diluted share, in connection with the extinguishment of liability to the previous charterer of Star Borealis, relating to the amount of fuel and lubricants remaining on board the vessel at the time of the charter repudiation; and
—	A gain from bargain purchase of $12.3 million, or $0.27 per basic and diluted share, resulting from the acquisition of Oceanbulk and the Pappas Companies.

In addition, net loss for the nine months ended September 30, 2014 included non-recurring transaction costs of $9.3 million, or $0.21 per basic and diluted share, in connection with the the acquisition of Oceanbulk.
Excluding these non-cash items and the non-recurring transaction costs, net income for the nine months ended September 30, 2014 would have been $2.4 million, or $0.05 earnings per basic and diluted share, based on 45,236,873 weighted average number of basic and diluted shares.

Adjusted EBITDA for the nine months ended September 30, 2015 and 2014 was $6.8 million and $27.1 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.
During the nine months ended September 30, 2015 and 2014, we owned and operated an average of 68.7 and 21.5 vessels, respectively, earning an average TCE rate of $8,130 and $12,813 per day, respectively. We refer you to footnote 8 under the heading "Summary of Selected Data" set forth below for information regarding our calculation of TCE rates.
For the nine months ended September 30, 2015, voyage expenses were $52.3 million, compared to $20.7 million for the same period in 2014. The increase in voyage expenses was due to the increase in the average number of vessels in the nine months ended September 30, 2015, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters.
For the nine months ended September 30, 2015 and 2014, vessel operating expenses totalled $86.3 million and $31.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels in the nine months ended September 30, 2015 compared to the same period in 2014. Our average daily operating expenses per vessel for the nine months ended September 30, 2015 were $4,602, compared to $5,302 during the same period in 2014, representing a 13.2% reduction as a result of synergies and economies of scale from operating a larger fleet. In addition, vessel operating expenses for the nine months ended September 30, 2015 and 2014 included $5.2 million and $1.5 million of pre-delivery expenses respectively, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery. Excluding these amounts, our average daily operating expenses per vessel for the nine months ended September 30, 2015 and 2014 were $4,325 and $5,046, respectively, representing an even higher reduction of 14.3%.
Dry docking expenses for the nine months ended September 30, 2015 and 2014 amounted to $13.1 million and $4.9 million, respectively. During the nine months ended September 30, 2015, 21 of our vessels underwent their periodic dry docking surveys, compared to three vessels in the same period in 2014.
Depreciation expense increased to $60.2 million for the nine months ended September 30, 2015, compared to $20.5 million for the same period in 2014. The increase was due to the higher average number of vessels in the nine months ended September 30, 2015 compared to the same period in 2014, which was partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015, following our management's reassessment based on the historical average demolition prices prevailing in the market.
Management fees for the nine months ended September 30, 2015 and 2014 were $6.4 million and $0.1 million, respectively. As of January 1, 2015, we engaged SPS to provide our fleet with certain procurement and remote vessel performance monitoring services at a daily fee of $295 per vessel. SPS will provide procurement and remote vessel performance monitoring services to a fleet of over 120 vessels. We expect to benefit from lower operating expenses and dry docking costs through the economies of scale that SPS will enjoy in managing such a large fleet. In addition, three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina), which were acquired with attached time charter agreements, were managed by Maryville until the expiration of their existing time charter agreements (two of which expired in August and one of which expired in November 2015) at a monthly fee of $17,500 per vessel.
During the nine months ended September 30, 2015, we had $16.7 million of general and administrative expenses, compared to $25.0 million during the same period in 2014. The decrease was mainly due to non-recurring transaction costs of $9.3 million, which we incurred during the nine months ended September 30, 2014 in connection with the acquisition of Oceanbulk, and stock-based compensation expenses of $1.8 million, also incurred during the nine months ended September 30, 2014, relating to a severance payment to our former Chief Executive Officer. Our average daily net cash general and administrative expenses per vessel for the nine months ended September 30, 2015 were $1,112, compared to $1,485 during the same period in 2014. This reduction was achieved despite the increase in wage expenses resulting from a 47% increase in our number of employees during the nine months ended September 30, 2015 as compared to the same period in 2014.
During the nine months ended September 30, 2015, we recorded an impairment loss of an aggregate of $34.3 million relating to: (i) the sale of the vessel Star Monika (which was delivered to its new owners in April 2015); (ii) an agreement to sell one of our newbuilding vessels upon its delivery to us in 2016; (iii) an agreement to sell the vessel Maiden Voyage (which was delivered to its new owners in September 2015); (iv) the agreement to sell the vessel Star Nicole (which was delivered to its new owners in October 2015) and (v) two agreements to reassign the corresponding leases for two newbuilding vessels back to the vessels' owners for a one-time payment to the Company of $5.8 million each. Of this $34.3 million impairment loss, $20.7 million was due to the write-off of the fair value adjustment to the carrying value of these vessels recognized upon the merger with Oceanbulk in July 2014.

During the nine months ended September 30, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.
During the nine months ended September 30, 2015 we recognized an aggregate loss on a sale of vessels of $20.5 million in connection with the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega, Star Christianna, Star Natalie, Star Claudia and Maiden Voyage. Total proceeds from these sales were $67.9 million, of which $1.1 million was received in 2014 as an advance for the sale of the vessel Star Kim.
Interest and finance costs for the nine months ended September 30, 2015 and 2014 were $21.6 million and $4.6 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $940.4 million for the nine months ended September 30, 2015, including $50.0 million under the 8.00% Senior Notes and under our capital lease obligations, compared to $318.0 million for the same period in 2014. In addition, for the nine months ended September 30, 2015, interest and finance costs included $1.9 million of realized loss on hedging interest rate swaps compared to $0.01 million in the same period in 2014. Interest and finance costs incurred in the nine months ended September 30, 2015 and 2014 were set-off with interest capitalized from general debt of $9.2 million and $4.4 million, respectively, in connection with the payments made for our newbuilding vessels.
During the nine months ended September 30, 2015, we recorded $1.0 million of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to prepayments of certain of our loan facilities.
We recorded a loss on derivative financial instruments for the nine months ended September 30, 2015 of $4.3 million, which included realized and unrealized gains/losses from swaps that were de-designated as accounting cash flow hedges from April 1, 2015 (date of de-designation). Loss on derivative financial instruments of $0.8 million during the nine months ended September 30, 2014 represented the non-cash loss from the mark to market valuation of four interest rate swaps outstanding during that period, which had not been designated as cash flow hedges.

Liquidity and Capital Resources
Cash Flows

Net cash used in operating activities for the nine months ended September 30, 2015 was $8.1 million. Net cash provided by operating activities for the nine months ended September 30, 2014 was $7.7 million. The TCE rate for the nine months ended September 30, 2015 and 2014 was $8,130 and $12,813, respectively.
Net cash used in investing activities for the nine months ended September 30, 2015 and 2014, was $403.6 million and $144.5 million, respectively.
For the nine months ended September 30, 2015, net cash used in investing activities consisted of:
—	$469.7 million paid for advances and other capitalized expenses for our newbuilding vessels and for the acquisition of the last six Excel Vessels;
—	a net increase of $1.0 million in restricted cash;
offset by:
—	$66.8 million of proceeds from the sale of eleven vessels; namely, Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Monika, Star Mega, Star Christianna, Maiden Voyage, Star Claudia, Star Natalie; and
—	$0.2 million of hull and machinery insurance proceeds.
For the nine months ended September 30, 2014, net cash used in investing activities consisted of:
•	$31.4 million paid for advances and other capitalized expenses for our newbuilding vessels;
—	$198.5 million paid for the acquisition of secondhand vessels (including certain Excel Vessels);
•	$0.4 million for the acquisition of other fixed assets;
•	$0.2 million paid to acquire 33% of the total outstanding common stock of Interchart Shipping Inc., a Liberian company that acts as a chartering broker to our fleet; and
•	a net increase of $10.8 million in restricted cash;
offset by:
•	$0.6 million of hull and machinery insurance proceeds; and
•	$96.3 million cash assumed as part of the acquisition of Oceanbulk and the Pappas Companies.

Net cash provided by financing activities for the nine months ended September 30, 2015 and 2014 was $556.4 million and $176.8 million, respectively.
For the nine months ended September 30, 2015, net cash provided by financing activities consisted of:
—	proceeds from loan facilities for an aggregate of $291.3 million for (i) the financing of delivery installments for eight of our newbuilding vessels that were delivered during the period and one newbuilding vessel that was delivered in October 2015; (ii) cash consideration for the acquisition of the last six Excel Vessels; and (iii) the repayment in full of the $231.0 million Senior Secured Credit Agreement among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo, Gordon & Co. as Lenders, and Wilmington Trust, National Association, as Administrative Agent (the “Excel Vessel Bridge Facility”);
—	increase in capital lease obligations of $82.7 million, relating to four newbuildings delivered during the period under bareboat charters;
—	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions and less offering expenses of $1.0 million;
offset by:
—	financing fees paid of $13.1 million; and
—	an aggregate of $222.3 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments of certain of our loan facilities.

For the nine months ended September 30, 2014, net cash provided by financing activities consisted of:
—	proceeds from bank loans of $139.0 million from post-delivery financing of our newbuilding vessels and $59.8 million drawn under the Excel Vessel Bridge Facility for the financing of the acquisition of the Excel Vessels;
offset by:
—	loan installment payments of $21.2 million; and
—	$0.9 million of financing fees paid.

Summary of Selected Data
(TCE rates expressed in U.S. dollars)	Three months ended
	September 30, 2015	September 30, 2014
Average number of vessels (1)	71.2	31.5
Number of vessels (2)	70	41
Average age of operational fleet (in years) (3)	7.4	8.1
Ownership days (4)	6,550	2,902
Available days (5)	6,200	2,812
Voyage days for fleet (6)	5,634	2,232
Fleet utilization (7)	90.9%	79.4%
Average per day TCE rate (8)	$8,702	$11,159
Average daily OPEX per vessel (9)	$4,484	$5,192
Average daily OPEX per vessel (excl. pre-delivery expenses)	$4,237	$4,816
Average daily Net Cash G&A expenses per vessel (10)	$1,097	$1,596

	Nine months ended
	September 30, 2015	September 30, 2014
Average number of vessels (1)	68.7	21.5
Number of vessels (2)	70	41
Average age of operational fleet (in years) (3)	7.4	8.1
Ownership days (4)	18,760	5,871
Available days (5)	18,153	5,750
Voyage days for fleet (6)	15,577	4,948
Fleet utilization (7)	85.8%	86.1%
Average per day TCE rate (8)	$8,130	$12,813
Average daily OPEX per vessel (9)	$4,602	$5,302
Average daily OPEX per vessel (excl. pre-delivery expenses)	$4,325	$5,046
Average daily Net Cash G&A expenses per vessel (10)	$1,112	$1,485

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of the periods reported.
(3)	Average age of operational fleet is calculated as of September 30, 2015 and 2014, respectively.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys.
(6)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys).
(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.
(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance.
(9)	Average daily OPEX per vessel is calculated by dividing vessel operating expenses by ownership days.
(10)
Average daily Net Cash G&A expenses per vessel is calculated by deducting (1) the Management fee Income from, and (2) adding the Management fee expense to, the General and Administrative expenses(net of stock based compensation expense) and (3) then dividing with the ownership days.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Revenues:
Voyage Revenues	$68,745	$36,477	$169,927	$79,541
Management Fee Income	69	335	205	2,196
Total revenues	68,814	36,812	170,132	81,737

Expenses:
Voyage expenses	(21,673)	(12,949)	(52,310)	(20,670)
Charter in expense	(132)	-	(132)	-
Vessel operating expenses	(29,373)	(15,067)	(86,337)	(31,129)
Dry docking expenses	(6,202)	(3,615)	(13,147)	(4,879)
Depreciation	(21,702)	(10,733)	(60,221)	(20,510)
Management fees	(2,362)	(123)	(6,425)	(123)
Bad debt expense	-	-	-	(215)
General and administrative expenses	(5,533)	(14,752)	(16,686)	(24,967)
Vessel impairment loss	(5,444)	-	(34,273)	-
Loss on time charter agreement termination	-	-	(2,114)	-
Other operational gain	-	9,377	590	9,784
Other operational loss	-	-	-	(94)
Loss on sale of vessel	(7,098)	-	(20,487)	-
Gain from bargain purchase	-	12,318	-	12,318

Operating income/(loss)	(30,705)	1,268	(121,410)	1,252

Interest and finance costs	(7,738)	(1,533)	(21,609)	(4,590)
Interest and other income/(loss)	(26)	434	802	455
Loss on debt extinguishment	-	-	(974)	-
Gain/(Loss) on derivative financial instruments	(3,590)	24	(4,278)	(795)
Total other expenses, net	(11,354)	(1,075)	(26,059)	(4,930)

Income/(Loss) before equity in investee	(42,059)	193	(147,469)	(3,678)

Equity in income of investee	86	28	299	29

Net income/(loss)	$(41,973)	$221	$(147,170)	$(3,649)

Earnings/(loss) per share, basic	$(0.19)	$0.003	$(0.78)	$(0.08)
Earnings/(loss) per share, diluted	$(0.19)	$0.003	$(0.78)	$(0.08)
Weighted average number of shares outstanding, basic	219,120,612	77,233,053	187,704,877	45,236,873
Weighted average number of shares outstanding, diluted	219,120,612	77,437,791	187,704,877	45,236,873

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	September 30, 2015	December 31, 2014
Cash and restricted cash	$234,504	$89,352
Vessel held for sale	3,647	-
Other current assets	41,928	45,078
TOTAL CURRENT ASSETS	280,079	134,430

Advances for vessels under construction and acquisition of vessels and other assets*	295,328	454,612
Vessels and other fixed assets, net	1,895,674	1,441,851
Long-term investment	933	634
Restricted cash	11,128	10,620
Fair value of above market acquired time charter	770	11,908
Other non-current assets	16,748	8,029
TOTAL ASSETS	$2,500,660	$2,062,084

Current portion of long-term debt (including Excel Vessels Bridge Facility)*	106,049	96,485
Lease commitments current	4,420	-
Other current liabilities	37,097	43,713
TOTAL CURRENT LIABILITIES	147,566	140,198

Long-term debt (including Excel Vessel Bridge Facility)*	776,821	715,308
8% 2019 Senior Notes	50,000	50,000
Lease commitments non-current	76,180	-
Other non-current liabilities	6,692	2,276
TOTAL LIABILITIES	1,057,259	907,782

STOCKHOLDERS' EQUITY	1,443,401	1,154,302

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,500,660	$2,062,084

*As of September 30, 2015, we had paid the delivery installment for our newbuilding vessel Star Antares which was partially financed by $16.7 million drawn down on September 29, 2015, under the Sinosure Facility and the remaining amount was financed using existing cash. The vessel, however, was delivered to us on October 9, 2015. As a result, the entire amount paid for this vessel is included under the line “Advances for vessels under construction and acquisition of vessels and other assets”.

Unaudited Cash Flow Data
(Expressed in thousands of U.S. dollars)	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Net cash (used in) / provided by operating activities	$(8,077)	$7,669

Net cash used in investing activities	(403,613)	(144,534)

Net cash provided by financing activities	556,397	176,770

EBITDA and adjusted EBITDA Reconciliation
We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.
We excluded non-cash gains/losses such as those related to sale of vessels, loss on bad debt, the unrealized gains/losses on derivative instruments, stock-based compensation expense, the write off of the unamortized fair value of above market acquired time charters, vessel impairment losses, the gain from bargain purchase, the equity in income of investee and various non-recurring items, such as the transaction costs incurred in connection with the acquisition of Oceanbulk and the Pappas Companies, to derive adjusted EBITDA. We excluded the above described items to derive adjusted EBITDA, because we believe that these items do not reflect the ongoing operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:
(Expressed in thousands of U.S. dollars)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net cash provided by/(used in) operating activities	$1,422	$(2,816)	$(8,077)	$7,669
Net decrease / (increase) in current assets	(6,081)	18,792	(8,712)	25,585
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	2,641	(14,227)	2,922	(19,465)
Vessel impairment loss	(5,444)	-	(34,273)	-
Loss on debt extinguishment	-	-	(974)	-
Stock – based compensation	(639)	(2,933)	(2,046)	(4,836)
Amortization of sale and operating lease back deferred gain	3	-	3	-
Unrealized gains/losses on derivative instruments and change in accrued derivative interest	(2,403)	(35)	(2,462)	(854)
Total other expenses, net	8,146	945	21,593	3,697
Loss on sale of vessel	(7,098)	-	(20,487)	-
Write-off of unamortized fair value of above market acquired time charter	-	-	(2,114)	-
Loss on bad debt	-	-	-	(215)
Gain from Hull & Machinery claim	-	-	-	237
Gain from bargain purchase	-	12,318	-	12,318
Write-off of liability in other operational gain (non-cash)	-	1,361	-	1,361
Equity in income of investee	86	28	299	29
EBITDA	$(9,367)	$13,433	$(54,328)	$25,526
Less:

Gain from bargain purchase	-	(12,318)	-	(12,318)
Write-off of liability in other operational gain (non-cash)	-	(1,361)	-	(1,361)
Equity in income of investee	(86)	(28)	(299)	(29)
Amortization of sale and operating lease back deferred gain	(3)	-	(3)	-
Plus:
Unrealized gains/losses on derivative instruments and change in accrued derivative interest	2,403	35	2,462	854
Stock-based compensation	639	2,933	2,046	4,836
Vessel impairment loss	5,444	-	34,273	-
Loss on sale of vessel	7,098	-	20,487	-
Write-off of unamortized fair value of above market acquired time charter	-	-	2,114	-
Loss on bad debt	-	-	-	215
Severance cash payment	-	891	-	891
Transaction costs related to Oceanbulk acquisition	-	6,083	-	8,447
Adjusted EBITDA	$6,128	$9,668	$6,752	$27,061